EXHIBIT 12.1

PILGRIM'S PRIDE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	NINE MONTHS ENDED
	July 3, 2004	June 28, 2003
EARNINGS:

Income before income taxes	$87,228	$46,309

Add: Total fixed charges	$53,044	$38,680

Less: Interest Capitalized	$1,312	$1,226

Total Earnings	$138,960	$83,763

FIXED CHARGES:

Interest	$43,569	$31,839
Portion of rental expense representative of the interest factor	$ 9,475	$ 6,841

Total fixed charges	$53,044	$38, 680

Ratio of earnings to fixed charges	2.62	2.17